UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Suite 309, 3/F
Dongfeng KASO
Dongfengbeiqiao, Chaoyang District
Beijing 100016, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As required by Nasdaq Rule 5250(c)(2), Borqs Technologies Inc. (the “Company”) hereby submits its interim balance sheet and income statement for its second quarter ended on June 30, 2020, and this submission is made within six months following the end of the said quarterly period. The consolidated financial statements contained herein are unaudited and prepared by management of the Company.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	As of June 30,
	2019	2020
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	8,153	1,199
Accounts receivable	6,501	3,289
Inventories - net	5,060	4,209
Deferred cost of revenue	1,784	-
Prepaid expenses and other current assets, net	28,614	20,728
Amounts due from discontinued operations	3,428	-
Current assets held for sale	8,678	5,852
Total current assets	62,218	35,277
Non-current assets:
Property and equipment, net	229	158
Intangible assets, net	11,235	7,859
Right of Use Asset	-	632
Deferred tax assets	373	969
Deferred cost of revenues	3,806	-
Other non-current assets	555	-
Non-current assets held for sale	11,790	10,876
Total non-current assets	27,988	20,494
Total assets	90,206	55,771
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,479	22,171
Accrued expenses and other payables	18,908	30,674
Advances from customers	3,557	5,314
Lease Liabilities- current	-	818
Amount due to related parties-current	1,071	3,484
Deferred revenues	3,364	-
Income tax payable	700	1,410
Short-term institution and other borrowings	6,343	-
Long-term institution borrowings - current portion	2,000	11,750
Current liabilities held for sale	25,244	17,117
Total current liabilities	74,666	92,738
Non-current liabilities:
Unrecognized tax benefits	2,072	1,987
Deferred tax liability	2,348	1,832
Deferred revenues	4,462	-
Other non-current liabilities	11,765	-
Long-term payable	6,663	119
Deferred government grants	1,860	-
Non-current liabilities held for sale	1,951	1,724
Total non-current liabilities	31,121	5,662
Total liabilities	105,787	98,400
Commitments and contingencies
Shareholders’ equity
Ordinary shares	-
Additional paid-in capital	134,462	174,941
Subscription receivables	-	(15,287)
Statutory reserve	2,143	2,097
Accumulated deficit	(149,808)	(199,358)
Accumulated other comprehensive loss	(2,223)	(1,407)
Total Borqs Technologies, Inc. shareholders’ equity	(15,426)	(39,014)
Noncontrolling interest	(155)	(3,615)
Total shareholders’ equity	(15,581)	(42,629)
Total liabilities and shareholders’ equity	90,206	55,771

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US$, unless otherwise stated)

	For the six months ended June 30,
	2019	2020
	US$	US$
Net revenues:
Software	6,692	4,804
Hardware	20,497	6,212

Total net revenues	27,189	11,016

Cost of revenues
Software	(4,983)	(3,568)
Hardware	(11,800)	(5,964)
Total cost of revenues	(16,783)	(9,532)

Total gross (loss) profit	10,406	1,484

Operating expenses:
Sales and marketing expenses	(510)	(375)
General and administrative expenses	(6,061)	(14,086)
Research and development expenses	(2,648)	(3,471)
Changes in the fair value of warrant liabilities	--	-

Total operating expenses	(9,219)	(17,932)

Other operating income	--	--

Operating income (loss)	1,187	(16,448)

Interest income	1	14
Interest expense	(1,231)	(1,473)
Other income	8	4
Other expense	(804)	(12)
Foreign exchange income (loss)	38	207

Income (loss) from continuing operations, before income taxes	(801)	(17,708)

Income tax expense	(407)	6

Net income (loss) from continuing operations	(1,208)	(17,702)
Discontinued operation
(Loss) income from operations of discontinued entities	(2,329)	(3,031)
Income tax benefit (expense)	(178)	--
Net (Loss) income on discontinued operations	(2,507)	(3,031)

Net income (loss)	(3,715)	(20,733)

Less: Net income (loss) attributable to noncontrolling interest	(99)	(1,047)

Net income（loss）attributable to Borqs Technologies, Inc.	(3,616)	(19,686)

Summary discussions on the results of the first half of 2020.

Due to the pending sale of our MVNO Business Unit (the “MVNO BU”), intended to be completed approximately between October and December 2020, the historical unaudited interim financial statements presented above, for the periods ended June 30, 2020 and 2019, are prepared with the assets and liabilities of the MVNO BU classified as assets and liabilities held for sale and the activities of the MVNO BU as discontinued operations.

Our revenue for the six months ended June 30, 2020 was only $11.0 million as compared to $27.20 million for the same period of 2019. The increase in general and administrative expenses in the first half of 2020 was due to stock-based compensation that the Company incurred in lieu of cash payments; as the negative effects of the COVID-19 global pandemic directly impacted our business activities and hampered our working capital, when some of the factories and suppliers in China that we worked with were closed during this period of time.

Geographically, our sales were mainly from the U.S., India and Europe. Customers in the U.S. accounted for more than 60% of our sales in the first half of 2020 whereas in 2019 the bulk of our sales were generated from India.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 30, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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